UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 19, 2024

IRIS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Delaware	001-40167	85-3901431
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3rd Floor Zephyr House

122 Mary Street, George Town

PO Box 10085

Grand Cayman KY1-1001, Cayman Islands

(Address of principal executive offices) (Zip Code)

 971 4 3966949

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-fourth of one Redeemable Warrant	IRAAU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	IRAA	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	IRAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Fourth Amendment to the Business Combination Agreement

On July 19, 2024, Iris Acquisition Corp, a Delaware corporation (“we,” “our,” or “Iris”), Iris Parent Holding Corp., a Delaware corporation (“ParentCo”) and Liminatus Pharma, LLC, a Delaware limited liability company (“Liminatus”), entered into a fourth amendment (the “Fourth BCA Amendment”) to the Business Combination Agreement, dated November 30, 2022, as amended by the Amendment to Business Combination Agreement, dated June 1, 2023, the Second Amendment to Business Combination Agreement, dated August 14, 2023, and the Third Amendment to Business Combination Agreement, dated March 9, 2024 (the “BCA”), to extend the date by which we must consummate a business combination to September 3, 2024.

Effect of the Fourth BCA Amendment

Other than the extension of the date by which we must consummate a business combination, all of the terms, covenants, agreements, and conditions of the BCA remain in full force and effect in accordance with its original terms.

A copy of the Fourth BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Fourth BCA Amendment is qualified in its entirety by reference thereto.

Certain Related Agreements

PIPE Equity Subscription Agreement and Convertible Note Subscription Agreement

On July 23, 2024, ParentCo, Iris and the PIPE subscriber entered into a third amendment (the “Third Amendment to Equity PIPE”) to the Equity Subscription Agreement, dated November 28, 2022, as amended by the Amendment to Subscription Agreement, dated August 14, 2023, and the Second Amendment to the Subscription Agreement, dated March 9, 2024 (the “PIPE Equity Subscription Agreement”), pursuant to which the Subscriber’s number of Subscribed Shares (as defined therein) was amended to 2,500,000 shares, the Subscriber’s aggregate Purchase Price (as defined therein) was amended to $25,000,000, and the deadline for which the Subscriber can terminate the PIPE Equity Subscription Agreement was extended to September 3, 2024.

Concurrently with the Third Amendment to Equity PIPE, ParentCo, Iris and the PIPE subscriber entered into a termination agreement (the “Termination Agreement to Convertible Note PIPE”) pursuant to which the Convertible Note Subscription Agreement, dated November 28, 2022, as amended by the Amendment to Convertible Note Subscription Agreement, dated August 14, 2023, and the Second Amendment to Convertible Note Subscription Agreement, dated March 9, 2024 (the “Convertible Note Subscription Agreement”) and the Unsecured Subordinated Convertible Note, dated November 28, 2022 (the “Convertible Note”), were terminated.

The foregoing descriptions of the Third Amendment to Equity PIPE and the Termination Agreement to Convertible Note PIPE do not purport to be complete and are qualified in their entirety by the terms and conditions of the Third Amendment to Equity PIPE and the Termination Agreement to Convertible Note PIPE, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Fourth Amendment to Business Combination Agreement, dated as of July 19, 2024, by and among the Company, Iris Parent Holding Corp. and Liminatus Pharma, LLC.
10.1	Third Amendment to PIPE Subscription Agreement, dated July 23, 2024, by and among Iris Acquisition Corp and Iris Parent Holding Corp.
10.2	Termination Agreement to Convertible Note PIPE, dated July 23, 2024, by and among Iris Acquisition Corp, Iris Parent Holding Corp., and the PIPE Subscriber.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRIS ACQUISITION CORP

Date: July 25, 2024	By:	/s/ Sumit Mehta
		Name:	Sumit Mehta
		Title:	Chief Executive Officer